Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

September 4, 2015

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 17, 2015
CIK No. 0001646228

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated September 1, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted confidentially on August 17, 2015 (“Amendment No. 1”). This letter is being filed with the Form S-1 (the “Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Registration Statement marked to show the changes to Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Thirteen Weeks Ended May 2, 2015 ..., page 61

1.              We note your response to comment 25. In order to assist investors with understanding how your new stores are performing, please disclose the information contained in your response that cost of sales and margins for new stores in any particular reporting period do not materially differ from those of comparable stores.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61 and 62 of the Registration Statement.

Securities and Exchange Commission

September 4, 2015

Gross Profit and Gross Margin, page 61

2.              We note your response to comment 26. Please provide us with more information to explain why you cannot determine whether a strong US dollar impacts the value of merchandise purchased from foreign countries or whether it has impacted your profitability.

•                  Explain to us if your senior management analyzes changes in the US dollar with respect to the Company’s inventory purchases and whether senior management separately evaluates the effect of such changes on inventory, cost of sales and margins. To the extent such changes in the dollar are evaluated by senior management, we believe you should revise your margin discussion to describe the analysis performed, even if the analysis is qualitative rather than quantitative.

•                  Please also tell us how much of your inventory is generally comprised of repeat purchases of similar goods from the same vendors and how much of your inventory is generally comprised of either significantly new items that you have not previously carried or significantly new vendors such that you would not be able to compare prices for inventory items across time. In this regard, we note your disclosure on page 89 that you seek to build long-term relationships with your vendors, and we assume similar purchases from the same vendors over time would provide you with some insight into price changes resulting from the strengthening of the US dollar. For your repeat purchases of similar goods from the same vendors, please tell us if the cost of those goods have generally increased or decreased in 2015 as compared to 2014.

Response:

The Company respectfully acknowledges the Staff’s comment and in response to each of the bullet points set forth above, the Company notes as follows:

•                  The Company advises the Staff that senior management does not analyze changes in the U.S. dollar with respect to its inventory purchases. Although approximately 55% of the Company’s merchandise is directly imported from foreign countries, those purchases are made exclusively in U.S. dollars.  The Company’s past practice with respect to pricing and negotiations with its vendors has generally not taken into account fluctuations in foreign currency. In addition, because in recent periods the Company has not noted any significant changes in product costs for similar goods from the same vendor, the Company does not believe that it is necessary to separately evaluate the effect that any changes in the U.S. dollar could potentially have on its cost of sales. Further, the Company advises the Staff that should there be any weakening of the U.S. dollar in the future, the Company also believes that such a weakening would not have a significant change in product cost for similar goods from the same vendor. In response to the Staff’s

Securities and Exchange Commission

September 4, 2015

comment, the Company has included additional disclosure on page 78 of the Registration Statement.

•                  In response to the Staff’s comment, the Company reconfirms its commitment to building long-term relationships with its vendors. The Company supplementally advises the Staff that approximately 50% of its inventory products purchased during the fiscal year 2015 and fiscal year 2014 were comprised of repeat purchases of similar goods from the same vendors.  During those same time periods, over 90% of the Company’s product purchases were with the same vendors. Year to date through fiscal year 2016, over 95% of the Company’s product purchases are with the same vendors utilized during fiscal year 2015, further demonstrating managements’ commitment to building strong relationships with its product partners.  Of the products purchased in fiscal year 2014 and fiscal year 2015, the Company analyzed the purchases of similar products by SKU and compared the cost of a single unit purchased in fiscal year 2014 to the same product purchased in fiscal year 2015. The average inventory product cost changed by less than 1%, which the Company believes substantiates that changes in the U.S. dollar did not have a significant impact to the value of the Company’s merchandise purchases and therefore did not materially impact its margins.

Non-GAAP Financial Measures, page 63

3.              We note your response to comment 27. Please tell us the items discussed in your analysis of GAAP results that explain the increases in corporate overhead expenses. In this regard, we were unable to reconcile your description of changes to GAAP selling, general and administrative expense to the increase in corporate overhead expenses. If necessary, please revise footnote (j) to further explain what caused the significant increases in corporate overhead expenses in arriving at store-level adjusted EBITDA.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 60, 62, 64, 65 and 66 of the Registration Statement.

Certain Relationships and Related Party Transactions

Stockholders’ Agreement, page 116

4.              We note your response to comment 38. Please quantify the number of shares that Starr Investments has agreed to vote in the same manner as AEA.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Registration Statement.

Securities and Exchange Commission

September 4, 2015

Underwriting

The LOYAL3 Platform, page 136

5.              We note your response to comment 11 and your amended disclosure. Please disclose whether LOYAL3 will be part of the offering syndicate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 137 of the Registration Statement to state that LOYAL3 is participating in this offering as a member of the selling group. In addition, the Company supplementally advises the Staff that LOYAL3 Securities, Inc. is not expected to act as an underwriter or be a party to the Underwriting Agreement, but instead will be party to the Master Selected Dealer Agreement under which shares will be allocated to selling group members, and will only receive the standard selling concession disclosed on page 135 of the Registration Statement.

Financial Statements for the Fiscal Year Ended January 31, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

General

6.              We note your response to comment 41. Explain to us how you complied with the disclosure requirement in Rule 4-08(e)(3)(ii) of Regulation S-X with respect to disclosing the amount of restricted net assets for your consolidated subsidiaries as of the end of the most recently completed fiscal year.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-17 and F-20 of the Registration Statement.

2. Property and Equipment, page F-15

7.              We note your response to comment 48. Please revise your impairment of trade name discussion within MD&A on page 63 to indicate that the remaining $4 million fair value of the Garden Ridge trade name was fully amortized in fiscal 2015 over the rebranding period.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

Securities and Exchange Commission

September 4, 2015

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)